Exhibit 11.1
IPC HOLDINGS, LTD. AND SUBSIDIARIES
CALCULATION OF NET INCOME PER COMMON SHARE
(Expressed in thousands of United States dollars, except per share amounts)

	Year ended December 31,
	2005	2004	2003
	(audited)	(audited)	(audited)
BASIC

Net (loss) income, available to common shareholders	$(626,063)	$138,613	$260,629

Common shares outstanding at January 1	48,323,329	48,245,395	48,179,805
Common shares outstanding at December 31	63,612,198	48,323,329	48,245,395
Weighted average common shares outstanding	50,901,382	48,287,261	48,205,554

Net (loss) income available to common shareholders, per common share	$(12.30)	$2.87	$5.41

DILUTED
Net (loss) income	$(623,399)	$138,613	$260,629

Weighted average common shares outstanding	50,901,382	48,287,261	48,205,554
Dilutive effect of share options (except where anti-dilutive)	—	89,604	97,025

Total	50,901,382	48,376,865	48,302,579

Net (loss) income per common share	$(12.30)	$2.87	$5.40